UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 2025

Commission File Number: 001-38230

QUDIAN INC.

Building 1, Qudian Innovation Park, Meilin Street
Tongan District, Xiamen, Fujian Province

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTS

Exhibit 99.1	Qudian Inc. Announces Board Approval of Changes to Company Name and Ticker Symbol, as well as Calling of Extraordinary General Meeting

Exhibit 99.2	Qudian Inc. 2025 EGM Notice

Exhibit 99.3	Qudian Inc. 2025 EGM Proxy Statement

Exhibit 99.4	Qudian Inc. 2025 EGM Proxy Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUDIAN INC.

By:	/s/ Yan Gao

Name:	Yan Gao
Title:	Vice President of Finance

Date: November 12, 2025

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